CUSIP No. 09056N103000                                              Page 1 of 8


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         BIO-IMAGING TECHNOLOGIES, INC.
                         ------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.00025 PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)


                                  09056N103000
                                  ------------
                                 (CUSIP Number)

                              Gerald F. Roach, Esq.
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
                         2500 First Union Capitol Center
                          150 Fayetteville Street Mall
                          Raleigh, North Carolina 27601
                                 (919) 821-1220
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                OCTOBER 25, 2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09056N103000                                              Page 2 of 8


1) NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Quintiles Transnational Corp.
                  I.R.S. Employer Identification No.:  56-1714315
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)  [ ]
                  (b)  [ ]
                           Joint Filing
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)                                      OO

--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina
--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER
NUMBER OF                                                      [0]
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER
OWNED BY                                                       1,103,753(1)
EACH                       -----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER
PERSON                                                         [0]
WITH:                      -----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER
                                                               1,103,753(1)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               1,103,753(1)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                               11.79%(2)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
          CO

------------
(1) Includes 1,103,753 shares of Common Stock of Bio-Imaging Technologies, Inc. (the "Issuer"), par value $.00025 per share ("Common Stock"), held by Quintiles, Inc., a wholly-owned subsidiary of Quintiles Transnational Corp., which are reported by Quintiles, Inc. on the following page.

(2) Calculated based on (i) 8,259,212 shares of Common Stock of the Issuer outstanding on June 30, 2001, as reported on the Issuer's Form 10QSB for the period ended June 30, 2001 and filed with the SEC on August 14, 2001 and (ii) 1,103,753 shares of Common Stock issuable upon conversion of the Note (as hereinafter defined) pursuant to the Asset Purchase Agreement (as hereinafter defined), if such conversion took place on the Closing Date (as hereinafter defined).

CUSIP No. 09056N103000                                              Page 3 of 8

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Quintiles, Inc.
                  I.R.S. Employer Identification No.:  56-1323952
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a) [ ]
                  (c) [ ]
                           Joint Filing
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)                                   OO
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina
--------------------------------------------------------------------------------
                  7)  SOLE VOTING POWER
NUMBER OF                                                      [0]
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)  SHARED VOTING POWER
OWNED BY                                                       1,103,753
EACH              --------------------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER
PERSON                                                         [0]
WITH:             --------------------------------------------------------------
                  10)  SHARED DISPOSITIVE POWER
                                                               1,103,753
                  --------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               1,103,753
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                    [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                               11.79%(3)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
         CO
--------------------------------------------------------------------------------

-------------
(3) Calculated based on (i) 8,259,212 shares of Common Stock of the Issuer outstanding on June 30, 2001, as reported on the Issuer's Form 10QSB for the period ended June 30, 2001 and filed with the SEC on August 14, 2001 and
(ii) 1,103,753 shares of Common Stock issuable upon conversion of the Note (as hereinafter defined) pursuant to the Asset Purchase Agreement (as hereinafter defined), if such conversion took place on the Closing Date (as hereinafter defined).

CUSIP No. 09056N103000                                              Page 4 of 8


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.00025 per share, of the Issuer (the "Common Stock"). The principal executive offices of the Issuer are located at 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940-1721.

ITEM 2.  IDENTITY AND BACKGROUND

         The names of the entities filing this report (the "Reporting Persons") are Quintiles Transnational Corp. a North Carolina corporation ("QTRN"), whose principal offices are located at 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703 and Quintiles, Inc., a North Carolina corporation ("Quintiles"), whose principal offices are located at 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. Quintiles, which is a wholly-owned subsidiary of QTRN, provides integrated product development, commercial development and other services to the pharmaceutical, biotechnology, medical device and healthcare industries.

         This statement is filed jointly on behalf of QTRN and Quintiles, pursuant to Rule 13d-1(k)(1).

         During the last five years, neither the Reporting Persons nor any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Please see Schedule I for information pertaining to QTRN's and Quintiles' executive officers and directors.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired on October 25, 2001 (the "Closing Date'") pursuant to an Asset Purchase Agreement (the "Agreement"), dated as of the Closing Date, between the Issuer and Quintiles. Pursuant to the Agreement, Quintiles sold certain of its assets in consideration for the Issuer's promissory note (the "Note") in the principal amount of $1,000,000 with interest per annum equal to the three month LIBOR rate in effect on the last day of each quarter, plus three percent (3.0%), as reported in the Wall Street Journal.

         The Note, which is payable in quarterly installments with respect to 50% of the aggregate principal amount together with all outstanding interest, matures thirty-six (36) months from the Closing Date and is convertible by Quintiles any time prior to maturity into a maximum number of 1,103,753 shares of Common Stock. The number of shares of Common Stock into which the Note may be converted could be less than 1,103,753, depending on the market price per share of Common Stock on the date of conversion, and the outstanding principal balance as of any such conversion.

CUSIP No. 09056N103000                                              Page 5 of 8


ITEM 4.  PURPOSE OF TRANSACTION

         Pursuant to the Agreement, effective at the Closing Date, a designee of Quintiles has been appointed to the Issuer's Board of Directors, to serve until the Issuer's next annual meeting of shareholders or until a successor is duly elected and qualified. In addition, at the next meeting of the Issuer's stockholders at which directors are elected, the Issuer must cause its Board of Directors to nominate and recommend the election by the Buyer's stockholders and use its best efforts to effect the election as director of one individual designated by Quintiles.

         The Reporting Persons will acquire up to an additional 646,247 shares of Common Stock after January 1, 2003, to the extent that revenues between the Closing Date and December 31, 2002 arising from certain contracts transferred to the Issuer exceed a threshold amount.

         The Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The foregoing summary of the transaction is not intended to be complete and is qualified in its entirety by reference to such exhibit.

         The Reporting Persons acquired beneficial ownership of the shares for the purpose of investment only and may elect to dispose or otherwise transfer such shares from time to time, as permitted under contract or applicable law. Except to the extent that it is customary for the director designated by Quintiles to do so, the Reporting Persons have no intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as may be set forth above, neither the Reporting Persons, nor to the best of their knowledge, any executive officer or director of the Reporting Persons, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer or a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, QTRN is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13, respectively, of Page 2 of this Schedule 13D. In addition, the number of shares as to which QTRN has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 2 of this Schedule 13D.

CUSIP No. 09056N103000                                              Page 6 of 8

         Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Quintiles is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13, respectively, of Page 3 of this Schedule 13D. In addition, the number of shares as to which Quintiles has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 3 of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.01 Asset Purchase Agreement, dated October 25, 2001, between the Issuer and Quintiles, Inc.

Exhibit 99.02 Joint Filing Agreement between Quintiles Transnational Corp. and Quintiles, Inc.

CUSIP No. 09056N103000                                               Page 7 of 8
                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2001


                                            QUINTILES TRANSNATIONAL CORP.


                                            By: /s/ John S. Russell
                                                --------------------------------
                                            Name:    John S. Russell
                                            Title:   Executive Vice President,
                                                     Secretary and General
                                                     Counsel




                                            QUINTILES, INC.


                                            By: /s/ John S. Russell
                                                --------------------------------
                                            Name:    John S. Russell
                                            Title:   Vice President and
                                                     Secretary

CUSIP No. 09056N103000                                              Page 8 of 8


                                   SCHEDULE I

             DIRECTORS AND OFFICERS OF QUINTILES TRANSNATIONAL CORP.

         The name and principal occupation of each executive officer and director of Quintiles Transnational Corp. ("QTRN") are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Quintiles. The business address of each person is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703.

Name                                             Present Principal Occupation
----                                             ----------------------------

Dennis B. Gillings, Ph.D.                        Chairman
Jim D. Kever                                     Director
Robert C. Bishop, Ph.D.                          Director
E.G.F. Brown                                     Director
Vaughn D. Bryson                                 Director
Chester W. Douglass, Ph.D.                       Director
Arthur M. Pappas                                 Director
Eric J. Topol, M.D.                              Director
Virginia V. Weldon, M.D.                         Director
Pamela J. Kirby, Ph.D.                           Chief Executive Officer
James L. Bierman                                 Chief Financial Officer, Executive Vice President and Treasurer
John S. Russell                                  Executive Vice President, Secretary and General Counsel




                    DIRECTORS AND OFFICERS OF QUINTILES, INC.

         The name and principal occupation of each executive officer and director of Quintiles, Inc. ("Quintiles") are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Quintiles. The business address of each person is c/o Quintiles, Inc., 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703.

Name                                             Present Principal Occupation
----                                             ----------------------------

Dennis B. Gillings                               Director
Eric Vander Elst                                 Director
Joseph J. Colatuno                               President
Ludo Reynders                                    Chief Executive Officer
Thomas C. Perkins                                Assistant Secretary
James L. Bierman                                 Treasurer
John S. Russell                                  Vice President and Secretary